SEC

18001547

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-67016

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pragma Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1370 Broadway, 10th Floor
(No. and Street)

New York	New York	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Salvatore Giardina — 917-484-8307
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name – *if individual, state last, first, middle name*)

1301 Avenue of the Americas, 7th Floor	New York	New York	10019
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

E.A.

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Salvatore Giardina, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pragma Securities LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public new york, NY 2/23/18

GUILLERMO E. RIVERA NOTARY PUBLIC ID Number 01RI6297731 Comm. Expires Feb 24, 2018 QUALIFIED IN BRONX COUNTY STATE OF NEW YORK

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRAGMA SECURITIES LLC

Index

COHNREZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm

To the Member
Pragma Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Pragma Securities LLC, a limited liability company (the "Company"), and a wholly-owned subsidiary of Pragma Weeden Holdings LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since February 2009 for the year ended 2008.

CohnReznick LLP

New York New York
February 26, 2018

PRAGMA SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$6,563,856
Due from customers	1,940,584
Due from affiliate	120,554
Fixed assets, net	2,323,193
Capitalized software, net	6,128,270
Restricted cash	394,514
Prepaid expenses and other assets	742,513
Total	$18,213,484

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accrued compensation	$2,452,584
Due to Parent and affiliate	133,897
Accrued expenses and other liabilities	493,050
Deferred rent	1,176,383
Total	4,255,914
Commitments	
Member's equity	13,957,570
Total	$18,213,484

See Notes to Statement of Financial Condition.

PRAGMA SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1 - Organization and nature of business:

Pragma Securities LLC (the "Company"), a New York Limited Liability Company, is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority, Inc. and Securities Investors Protection Corporation.

The Company is a wholly-owned subsidiary of Pragma Weeden Holdings LLC ("PWH" or the "Parent"). The majority owners of the Parent are Weeden Investors, L.P. ("WILP") and Pragma Group Investors LLC ("PGI").

The Company provides algorithmic trading services relating to equity securities, foreign exchange and other asset classes in exchange for commissions and fees to institutional clients, other broker-dealers, banks and securities exchanges.

Note 2 - Significant accounting policies:

Cash and cash equivalents:

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains its cash and cash equivalents with high-credit quality financial institutions. At times, such amounts may exceed federally-insured limits.

Fixed assets:

Fixed assets are stated at cost, less accumulated depreciation and amortization. Depreciation of computer equipment, furniture, fixtures, equipment and purchased computer software is provided on the straight-line method over the estimated useful lives of the related assets, which are approximately three to five years. Leasehold improvements are amortized on a straight-line basis over the lease term. Maintenance and repairs are charged to expense as incurred and improvements that extend asset lives are capitalized.

Capitalized software:

Substantially all of the Company's computer software is for internal use, as defined. The Company accounts for costs incurred in connection with the development of software in accordance with guidance on accounting for the costs of computer software developed for internal use, as prescribed by accounting principles generally accepted in the United States of America ("GAAP").

Note 2 - Significant accounting policies (continued):

Capitalized software (concluded):

The Company capitalizes compensation costs incurred during the application development stage of internally-developed software or incurred in order to modify such software solely to meet the Company's internal needs. The costs of upgrades and enhancements to the Company's software are also capitalized if it is probable that those expenditures will result in additional functionality. Related research and development costs are charged to expense as incurred. In addition, during the software's development or modification, no substantive plan exists or is in the process of being developed to market the software externally.

Capitalized software is amortized on a straight-line basis over its estimated useful life of seven years.

Capitalized software costs are reviewed for potential impairment whenever events or circumstances indicate that their carrying amounts may not be recoverable. During the year ended December 31, 2017, the Company's management determined that no impairment adjustment related to these capitalized costs was necessary.

Deferred revenue:

Certain customers are billed in advance for the use of the Company's algorithmic trading software. The Company records such amounts received from customers as Deferred revenue on the statement of financial condition and recognizes the revenues as earned.

Deferred rent:

The Company recognizes rent expense for operating leases on a straight-line basis (including the effect of reduced or free rent and other lease incentives such as construction cost reimbursements, and contractually obligated rent escalations) over the lease terms. The difference between cash paid to or received from the landlords and the amount recognized as rent expense on a straight-line basis is included in Deferred rent in the statement of financial condition.

Use of estimates:

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Revenue recognition:

Commissions revenue is recorded on a trade-date basis.

Note 2 - Significant accounting policies (continued):

Revenue recognition (concluded):

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606), which will supersede nearly all existing revenue recognition guidance under US GAAP. The core principle of this ASU is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments, and assets recognized for costs incurred to obtain or fulfill a contract. ASU 2014-09 was scheduled to be effective for annual reporting periods beginning after December 15, 2016. Early application was not permitted.

In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers* (Topic 606): Deferral of Effective Date, which defers the effective date of ASU 2014-09 by one year and allows entities to early adopt, but no earlier than the original effective date. ASU 2014-09 will now be effective for the Company for the annual reporting period beginning January 1, 2018. This update allows for either full retrospective or modified retrospective adoption.

In April 2016, the FASB issued ASU 2016-10, *Revenue from Contracts with Customers* (Topic 606): Identifying Performance Obligations and Licensing, which amends guidance previously issued on these matters in ASU 2014-09. The effective date and transition requirements of ASU 2016-10 are the same as those for ASU 2014-09.

In May 2016, the FASB issued ASU 2016-12, *Revenue from Contracts with Customers* (Topic 606): Narrow Scope Improvements and Practical Expedients, which clarifies certain aspects of the guidance, including assessment of collectability, treatment of sales taxes and contract modifications, and providing certain technical corrections. The effective date and transition requirements of ASU 2016-12 are the same as those for ASU 2014-09.

The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

Stock-based compensation:

Under the Parent's PWH Membership Interest Option Plan (the "PWH Plan"), Company employees, directors and consultants may be granted options to purchase PWH Class B units. The options are only exercisable if there is a liquidity event, as defined. The options terminate based on the terms of the plan and each optionholder's option agreement, which is generally upon or subsequent to the termination of an optionholder's employment.

Note 2 - Significant accounting policies (concluded):

Income taxes:

The Company is a limited liability company and, as such, is treated as a partnership for income tax purposes. Accordingly, the income of the Company is taxable to its ultimate members based on their respective percentage ownerships of the Company. In addition, the Company files a New York City unincorporated business tax ("UBT") return. The Company files a consolidated/combined federal and state and UBT income tax returns with the Parent. For accounting purposes, the UBT expense, as calculated using the various allocation factors, is pushed down to the Company as it is PWH's primary operating entity. Deferred income taxes are not material.

The Company has no unrecognized tax benefits at December 31, 2017. The Company's federal, state and NYC UBT income tax returns prior to fiscal year 2014 are closed and the Company's management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company recognizes interest and penalties associated with uncertain tax positions as part of the income tax provision and if applicable, includes accrued interest and penalties with the related tax liability in the statement of financial condition.

Subsequent events:

The Company has evaluated subsequent events through February 26, 2018, which is the date the financial statements were issued.

Note 3 - Due from customers:

Due from customers represents commissions receivable from brokers, hedge funds, and securities exchanges relating to the use of the Company's algorithmic trading software. Due from customers is stated at the amount that management expects to collect on the outstanding balances. Approximately 77% of Due from customers at December 31, 2017 was from five customers.

The Company's management determines an allowance for doubtful accounts based on its assessment of the collectability of individual accounts. The Company considers factors such as historical experience, credit quality, age of balances and current economic conditions that may affect collectability in determining the allowance for doubtful accounts. Based on the review of the individual customer balances included in Due from customers as of December 31, 2017, the Company's management determined that an allowance for doubtful accounts is not necessary.

Note 4 - Fixed assets:

At December 31, 2017, fixed assets are comprised of:

	Acquisition Value	Accumulated Depreciation and Amortization	Net Book Value
Computer equipment	$3,894,066	$2,662,018	$1,232,048
Computer software	532,189	401,677	130,512
Furniture, fixtures and equipment	284,867	232,062	52,805
Leasehold improvements	1,412,089	504,261	907,828
Totals	$6,123,211	$3,800,018	$2,323,193

Note 5 - Capitalized software:

At December 31, 2017, the Company has $12,891,388 of capitalized software, $2,626,307 of which was capitalized during the year ended December 31, 2017. Accumulated amortization of capitalized software as of December 31, 2017 is $6,763,118.

Capitalized software consists of an allocation of compensation costs incurred for certain employees, for their services rendered during the application development stage of internally-developed software or to modify such software solely to meet the Company's internal needs. Compensation costs incurred in the preliminary project stage, as well as costs relating to training, data conversion and maintenance during the post-implementation/operation stage, are expensed as incurred.

Note 6 - Financial statements with off-balance sheet risk:

The Company maintains cash in bank deposit accounts, which usually exceeds federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Note 7 - Net capital requirement:

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1(the "Rule"), which requires the maintenance of minimum regulatory net capital and further requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15:1. In addition, the Rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10:1.

Note 7 - Net capital requirement (concluded):

The Company has elected the alternative net capital method permitted by Rule 15c3-1, which requires the Company to maintain a minimum net capital of $250,000, but eliminates the need to calculate aggregate indebtedness. At December 31, 2017, the Company had regulatory net capital of $4,852,324, which was $4,602,324 in excess of its required minimum regulatory net capital of $250,000.

Note 8 - Related party transactions:

The Company has a commission-sharing agreement with Weeden & Co., L.P. ("Weeden"), a 99%-owned subsidiary of WILP. Under this agreement, the Company provides algorithmic trading services to Weeden in exchange for the net commission profits earned by Weeden for its customers' usage of the Company's algorithmic trading services. The Company also provides algorithmic trading services to Weeden for its proprietary use, on a per-share basis.

Approximately 32% of the Company's commission revenues in 2017 are from Weeden. As of December 31, 2017, the Company has a receivable from Weeden in the amount of $120,554, which is reflected in Due from affiliate in the statement of financial condition.

The Company has engaged a consulting firm (the "Consultant") owned by one of PWH's directors to provide management and industry consulting services to the Company on an as-needed basis. As of December 31, 2017, the Company had accrued fees payable to the Consultant in the amount of $2,258, which is reflected in Due to Parent and affiliate in the statement of financial condition.

As of December 31, 2017, the Company owed $131,639 to the Parent related to the Company's portion of UBT net of certain expenses paid on the Parent's behalf for 2017 and is reflected in Due to Parent and affiliate in the statement of financial condition.

Note 9 - Commitments:

The Company is obligated under a non-cancelable lease agreement for its office space that expires on December 31, 2024. The lease has provisions for escalations based on specified increases in costs incurred by the landlord.

Note 9 – Commitments (concluded):

Minimum lease payments, exclusive of escalation charges, are as follows for years ending December 31:

2018	$ 630,125
2019	650,154
2020	707,919
2021	723,847
2022	740,134
Thereafter	1,464,215
Total	$ 4,916,394

To encourage the Company to enter into the lease for its new office in 2013, the landlord provided the Company with lease incentives including rent abatements and a construction allowance of $744,820 to build out the office space to the Company's specifications.

As of December 31, 2017, the difference between cash paid to the landlord and the amount recognized as rent expense on a straight-line basis was $688,462 and is included in Deferred rent in the statement of financial condition. As of December 31, 2017, the Company's lease incentive obligation, which is comprised of $744,820 in requisitions submitted to the landlord relating to the construction allowance, net of accumulated amortization, was $466,801 and is also included in Deferred rent in the statement of financial condition.

At December 31, 2017, the Company has utilized a letter of credit in the amount of $391,904 which is collateralized by $394,514 in a bank savings account and reflected as Restricted cash on the statement of financial condition. This letter of credit is used as collateral for the lease for the Company's office space located in New York City. Pursuant to the lease agreement, the Company is required to maintain a letter of credit facility in the amount of $391,904 through November 18, 2018, $293,928 through November 18, 2020, and $195,952 through January 31, 2025.

In 2015, the Company leased a space for its new data center. To encourage the Company to enter into this lease, the landlord provided four months' free rent. The difference between cash paid to the landlord and the amount recognized as rent expense on a straight-line bases was $21,120 and is included in Deferred rent in the statement of financial condition.

Note 10 - Employee equity and benefit plans:

One employee of the Company participates in the PGI Option Plan (the "PGI Plan") sponsored by PGI that provides for the granting of unit options to purchase membership interests in PGI to certain employees, directors and consultants, at its discretion. The Company did not recognize any compensation costs relating to the PGI Plan during 2017.

Effective January 1, 2013, PWH entered into an agreement, as amended, which provided certain of the Company's senior management employees the opportunity to purchase PWH Class A units at book value.

Certain employees of the Company participate in the PWH Plan, which provides for the granting of unit options to purchase membership interests in PWH to certain employees, directors and consultants, at its discretion. The PWH Plan also permits the Company to offer its employees, directors and consultants the opportunity to purchase Class B units at a discount equal to 70% of the Class A book value.

The Company participates in a defined contribution plan (the "PEO Plan") through a professional employer organization under which the Company outsources payroll, benefits and human resources administration for the benefit of the Company's employees.